ITEM 77Q(c) - COPIES OF NEW OR AMENDED REGISTRANT
INVESTMENT ADVISORY CONTRACTS





 AMENDMENT #1 TO EXHIBIT F
TO THE
INVESTMENT ADVISORY CONTRACT

FEDERATED MUNICIPAL ULTRASHORT FUND

   This Amendment #1 to Exhibit F to the Investment
Advisory Contract between Federated Investment Management
Company and Federated Fixed Income Securities, Inc., approved at a board meeting on May 17, 2013, shall become effective as of June 24, 2013.

   For all services rendered by Adviser hereunder, the above-named Fund of the Corporation shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to .40 of 1% of the average daily net assets of the Fund.

   The portion of the fee based upon the average daily net assets of the Fund shall be accrued daily at the rate of 1/365th of .40 of 1% applied to the daily net assets of the Fund.

   The right of the Adviser as set forth in Paragraph 6 of this Contract to assume expenses of one or more of the Funds shall also apply as to any classes of the above-named Fund.

   The advisory fee so accrued shall be paid to Adviser daily.

   Witness the due execution hereof this 1st day of June, 2013.


FEDERATED FIXED INCOME
SECURITIES, INC.


By:  /s/ J. Christopher Donahue
Name:  J. Christopher Donahue
Title:  President




FEDERATED INVESTMENT MANAGEMENT
COMPANY


By:  /s/ John B. Fisher
Name:  John B. Fisher
Title:  President and CEO